NOVAGOLD RESOURCES INC.
Audit Committee Charter

Purpose

The Audit Committee is appointed by the Board to assist the Board in monitoring (1) the integrity of the financial statements of the Company, (2) the independent auditor’s qualifications and independence, (3) the performance of the Company’s internal financial controls and audit function and the performance of the independent auditors, and (4) the compliance by the Company with legal and regulatory requirements.

Committee Membership

The Audit Committee shall consist of no fewer than three members. The members of the Audit Committee shall meet the independence and experience requirements of the American Stock Exchange and Section 10A(m)(3) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the rules and regulations of the Securities and Exchange Commission (“SEC”). At least one member of the Audit Committee shall be an “audit committee financial expert” as defined by the SEC. Audit Committee members shall not simultaneously serve on the audit committees of more than two other public companies.

Members of the Audit Committee shall be elected by the Board at the annual organizational meeting of the Board (typically held immediately after the annual shareholders’ meeting) and shall serve until the next such meeting or until their successors shall be duly elected and qualified.

Any member of the Audit Committee may be removed or replaced at any time by the Board and shall cease to be a member of the Audit Committee as soon as such member ceases to be a director of the Company.

The members of the Audit Committee shall be entitled to receive such remuneration for acting as members of the Audit Committee as the Board may from time to time determine.

Meetings

The Audit Committee may appoint one of its members to act as Chairman of the Audit Committee. The Chairman will appoint a secretary who will keep minutes of all meetings (the “Secretary”). The Secretary does not have to be a member of the Audit Committee or a director and can be changed by simple notice from the Chairman.

No business may be transacted by the Audit Committee except at a meeting at which a quorum of the Audit Committee is present or by a resolution in writing signed by all members of the Audit Committee. A majority of the members of the Audit Committee shall constitute a quorum, provided that if the number of members of the Audit Committee is an even number, one half of the number of members plus one shall constitute a quorum.

The Audit Committee will meet as many times as it deems necessary to carry out its responsibilities but not less frequently than quarterly. The Audit Committee shall meet periodically (but not less frequently than twice annually) with the independent auditors, with management not present for an allotted part of the meeting. In addition, as part of its job to foster open communication, the Audit Committee shall meet periodically with management, and the internal accountants in separate executive sessions to discuss any matters that the Audit Committee or each of these groups believe should be discussed privately.

The time at which, and the place where the meetings of the Audit Committee shall be held, and the procedure in all respects of such meetings shall be determined by the Audit Committee, unless otherwise provided for in the articles of association of the Company or otherwise determined by resolution of the Board.

The Audit Committee may invite such other persons (i.e. the CEO, CFO, Controller) to its meetings, as it deems necessary. The independent auditors should be invited to make presentations to the Audit Committee as appropriate and may be so invited by any member of the Audit Committee.

Committee Authority and Responsibilities

To fulfill its responsibilities and duties, the Audit Committee shall:

Oversight of the Company’s Independent Auditors

1)

Have the sole authority to select the independent auditor to be put forth for appointment at each annual meeting of the Company. The Audit Committee shall be directly responsible for the compensation (subject to shareholder authorization) and oversight of the work of the independent auditor. The independent auditor shall report directly to the Audit Committee;

2)

Satisfy itself that the Company’s auditors are “independent” of management, within the meaning given to such terms in the rules and pronouncements of the applicable regulatory authorities and professional governing bodies;

3)

Obtain and review a report from the independent auditor at least annually regarding (a) the independent auditor’s internal quality-control procedures, (b) any material issues raised by the most recent internal quality-control review, or peer review, of the firm, or by any inquiry or investigation by governmental or professional authorities within the preceding five years respecting one or more independent audits carried out by the firm, (c) any steps taken to deal with any such issues, and (d) all relationships between the independent auditor and the Company including non-audit services. Evaluate the qualifications, performance and independence, of the independent auditor, including considering whether the auditor’s quality controls are adequate and the provision of permitted non-audit services is compatible with maintaining the auditor’s independence, taking into account the opinions of management and, internal auditors. The Audit Committee shall present its conclusions with respect to the independent auditor to the Board;

4)

Satisfy itself of the rotation of the audit partners as required by law. Consider whether, in order to assure continuing auditor independence, it is appropriate to adopt a policy of rotating the independent auditing firm on a regular basis;

5)	Meet with the independent auditor prior to the audit to discuss the planning and staffing of the audit;

6)

Satisfy itself that the audit function has been effectively carried out and that any matter which the independent auditors wish to bring to the attention of the Board has been addressed and that there are no “unresolved differences” with the auditors;

7)	Satisfy itself that the independent auditor reports directly to the Audit Committee; and

8)

Preapprove all auditing services and permitted non-audit services (including the fees and terms thereof) to be performed for the Company by its independent auditor, subject to the de minimis exceptions for non-audit services described in Section 10A(i)(1)(B) of the Exchange Act which are approved by the Audit Committee prior to the completion of the audit. The Audit Committee may form and delegate authority to subcommittees consisting of one or more members when appropriate, including the authority to grant preapprovals of audit and permitted non-audit services, provided that decisions of such subcommittee to grant preapprovals shall be presented to the full Audit Committee at its next scheduled meeting.

Financial Statement and Disclosure Matters

9)	Review the interim unaudited financial statements and the annual audited financial statements, and shall report thereon to the Board;

10)

Satisfy itself that the Company’s annual audited financial statements are fairly presented in accordance with applicable Canadian and U.S. generally accepted accounting principles and shall recommend to the Board whether the annual financial statements should be approved;

11)

Satisfy itself that the information contained in the Company’s quarterly financial statements, Annual Report to Shareholders and other financial publications, such as Management’s Discussion and Analysis of Financial Condition and Results of Operations, the Annual Information Form, the Form 40-F (or such other annual report as may be required by the rules and regulations of the SEC) and the information contained in a prospectus or registration statement does not contain any untrue statement of any material fact or omit to state a material fact that is required or necessary to make a statement not misleading in light of the circumstances under which it was made;

12)

Review any reports or other financial information of the Company submitted by the independent auditor to any governmental body, or the public, including any certification, report, opinion, or review rendered by the independent auditors.

13)

Discuss with management and the independent auditor significant financial reporting issues and judgments made in connection with the preparation of the Company’s financial statements, including any significant changes in the Company’s selection or application of accounting principles, any major issues as to the adequacy of the Company’s internal controls and any special steps adopted in light of material control deficiencies;

14)	Prepare the report required by the rules of the SEC to be included in the Company’s annual proxy report;

15)	Review and discuss quarterly reports from the independent auditors on:

	i)	All critical accounting policies and practices to be used;

ii)

All alternative treatments of financial information within applicable Canadian and U.S. generally accepted accounting principles that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the independent auditor; and

	iii)	Other material written communications between the independent auditor and management, such as any management letter or schedule of unadjusted differences;

16)

Discuss with management the Company’s earnings press releases, including the use of “pro forma” or “adjusted” non-GAAP information, as well as financial information and earnings guidance provided to analysts and rating agencies. Such discussion may be done generally (consisting of discussing the types of information to be disclosed and the types of presentations to be made);

17)	Discuss with management and the independent auditor the effect of regulatory and accounting initiatives as well as off-balance sheet structures on the Company’s financial statements;

18)

Discuss with management the Company’s major financial risk exposures and the steps management has taken to monitor and control such exposures, including the Company’s risk assessment and risk management policies;

19)

Discuss with the independent auditor the matters required to be discussed relating to the conduct of the audit, including any difficulties encountered in the course of the audit work, any restrictions on the scope of activities or access to requested information, and any significant disagreements with management; and

20)

Review disclosures made to the Audit Committee by the Company’s CEO and CFO during their certification process for the Form 40-F (or other annual report as may be required under the rules and regulations of the SEC) about any significant deficiencies in the design or operation of internal controls or material weaknesses therein and any fraud involving management or other employees who have a significant role in the Company’s internal controls.

Financial Reporting and Risk Management

21)

Review the audit plan of the independent auditors for the current year, and review advice from the independent auditors relating to management and internal controls and the Company’s responses to the suggestions made therein;

22)	Review with management compliance with internal accounting controls, informational gathering systems and management reporting on internal control;

23)	Review with management and the auditors the relevance and appropriateness of the Company’s accounting policies and review and approve all significant changes to such policies;

24)

Satisfy itself that the Company has implemented appropriate systems of internal control over financial reporting and the safeguarding of the Company’s assets and other “risk management” functions (including the identification of significant risks and the establishment of appropriate procedures to manage those risks and the monitoring of corporate performance in light of applicable risks) affecting the Company’s assets, management and financial and business operations and that these are operating effectively;

25)	Review and approve the Company’s investment and treasury policies and monitor compliance with such policies;

26)	Review the significant reports to management prepared by personnel in charge of the auditing process and management’s responses; and

27)

Discuss with the independent auditor and senior executives of the Company the responsibilities, budget and staffing of personnel in charge of the auditing process and any recommended changes in the audit plan.

Compliance Oversight Responsibilities

28)	Obtain from the independent auditor assurance that Section 10A(b) of the Exchange Act has not been implicated;

29)

Obtain reports from management, the Company’s personnel in charge of the auditing process and the independent auditor that the Company’s and its subsidiary/foreign affiliated entities are in conformity with applicable legal requirements and the Code of

Business Conduct, and Ethics adopted by the Company. Review reports and disclosures of insider and affiliated party transactions. Advise the Board with respect to the Company’s policies and procedures regarding compliance with applicable laws and regulations and with the Code of Business Conduct and Ethics adopted by the Company;

30)

Establish procedures for the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters;

31)

Discuss with management and the independent auditor any correspondence with regulators or governmental agencies and any published reports which raise material issues regarding the Company’s financial statements or accounting policies;

32)	Discuss with the Company’s general counsel or outside counsel, as appropriate, legal matters that may have a material impact on the financial statements, or the Company’s compliance policies; and

33)	Satisfy itself that all regulatory compliance issues have been identified and addressed and identifying those that require further work.

General

34)	Make regular reports to the Board;

35)

Have the right, for the purpose of performing their duties: (i) to inspect all the books and records of the Company and it subsidiaries; (ii) to discuss such accounts and records and any matters relating to the financial position of the Company with the officers and auditors of the Company and its subsidiaries; and (iii) to commission reports or supplemental information relating thereto;

36)

Have the authority, to the extent it deems necessary or appropriate, to retain independent legal, accounting or other advisors. The Company shall provide for appropriate funding, as determined by the Audit Committee, for payment of compensation to the independent auditor for the purpose of rendering or issuing an audit report and to any advisors employed by the Audit Committee;

37)

Permit the Board to refer to the Committee such matters and questions relating to the financial position of the Company and its affiliates or the reporting related thereto as the Board may from time to time see fit;

38)	Review the Audit Committee’s own performance;

39)	Review and reassess the adequacy of this Charter annually and recommend any proposed changes to the Board for approval;

40)

Advise the Board immediately if any of its members no longer meet the independence requirements of the American Stock Exchange, the Exchange Act, the SEC or any other regulatory body having jurisdiction over the Company; and

41)	Perform any other activities consistent with this Charter, the Company’s Articles of Association and governing law, as the Audit Committee or the Board deems necessary or appropriate.

Limitation of Audit Committee’s Role

While the Audit Committee has the responsibilities and powers set forth in this Charter, it is not the duty of the Audit Committee to plan or conduct audits or to determine that the Company’s financial statements and disclosures are complete and accurate and are in accordance with generally accepted accounting principles applicable rules and regulations. These are the responsibilities of management and the independent auditor.